82-4578

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

RECEIVED
2006 MAY 12 A 10:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

12 May 2006

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

06013347

SUPPL

Dear Sir / Madam

Centrica plc
Maintenance at Centrica's Morecambe field

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

PROCESSED
MAY 15 2006
THOMSON
FINANCIAL

Enc

12 May 2006

Maintenance at Centrica's Morecambe field

Centrica plc confirms that its subsidiary, Hydrocarbon Resources Limited (HRL) has today taken its South Morecambe field out of production for a period of extended maintenance.

Following the publication of the Interim Report by Centrica Storage Limited on 24 April regarding the incident involving a cooler unit at the Rough platform in February, HRL has decided to bring forward and extend its normal summer maintenance period at South Morecambe. The field uses coolers of a similar design and following an initial inspection, with employee safety a priority, HRL intends to carry out remedial works on those units in order to remove this element of risk. This will enhance the integrity of the asset before the key winter demand period. It is expected that operations will recommence at the beginning of September 2006 when the field will return to full production capacity.

At an earnings level the financial impact on Centrica of the outage is expected to be immaterial after rescheduling production profiles for the balance of the year due to the combination of the upstream marginal tax rate and seasonally low wholesale gas prices. Centrica has secured from the market the gas required to meet British Gas customer demand during this period.

The North Morecambe field is currently undergoing its regular annual maintenance which takes place in May and is expected to return to normal operations by the end of May.

Enquiries:

Centrica Investor Relations	+44 (0) 1753 494900	ir@centrica.co.uk
Centrica Media Relations	+44 (0) 1753 494085	media@centrica.co.uk

Notes to Editors:

South Morecambe's peak daily production capability, of around 20 million cubic metres (mcm) of gas, forms less than 5% of the UK market's seasonal normal winter day demand of over 400mcm